July 29, 1999
Sims Communications, Inc.
18001 Cowan Suite C & D Irvine,
 CA 92614 Gentlemen:

This letter  will  constitute  an opinion  upon the  legality  of the sale by certain
Selling Shareholders of Sims Communications, Inc., a Delaware corporation ("Sims"), of up to 8,316,333 shares of Common Stock, all as referred to in the Registration Statement on Form S-3 filed by Sims with the Securities and Exchange Commission.

We have examined the Articles of Incorporation, the Bylaws and the minutes of the Board of Directors of Sims and the applicable laws of the State of Colorado, and a copy of the Registration Statement. In our opinion, Sims was authorized to issue the shares of stock mentioned above and such shares represent fully paid and non-assessable shares of Sims' Common Stock.

Very truly yours,

HART & TRINEN
William T. Hart